Stradley Ronon Stevens & Young, LLP
100 Park Avenue
Suite 2000
New York, NY 10017

www.stradley.com
Jamie M. Gershkow

Partner jgershkow@stradley.com 212.404.0654

April 12, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Northern Institutional Funds (the “Trust”)

  Post-Effective Amendment No. 107 (File No. 2-80543)

  Amendment No. 138 (File No. 811-03605)

Ladies and Gentlemen:

Pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), submitted electronically via the EDGAR system, please find enclosed Post-Effective Amendment No. 107/Amendment No. 138 (the “Amendment”) to the Registration Statement of the Trust. The Amendment is being submitted to add a new class of shares, designated as the Siebert Williams Shank Shares, to the Treasury Instruments Portfolio (the “Portfolio”), a series of the Trust. The Amendment relates only to the Siebert Williams Shank Shares of the Portfolio, and the Amendment does not affect the prospectuses and statements of additional information of the Trust’s other series and classes of shares.

The Registrant intends, prior to the effective date of the Amendment, to file a subsequent post-effective amendment, pursuant to Rule 485(b) under the 1933 Act, for the purposes of: (i) responding to any comments conveyed by the U.S. Securities and Exchange Commission’s staff on the Amendment; and (ii) updating certain information contained in the prospectus and statement of additional information relating to the Portfolio.

Please direct any comments to the undersigned at (212) 404-0654, or, in my absence, Joel D. Corriero at (215) 564-8528.

Very truly yours,

/s/ Jamie M. Gershkow
Jamie M. Gershkow

cc:  Peter K. Ewing

  Kevin P. O’Rourke

  Jose J. Del Real, Esq.

  Joel D. Corriero, Esq.

Enclosures